EXHIBIT 3.
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
September 26, 2007
John Cameron Coburn (Chairman, President and CEO)
Walter Lee Crouch Jr. (Vice Chairman)
Cape Fear Bank Corp.
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Dear Messrs. Coburn and Crouch,
I write to you today to express my dissatisfaction with your stewardship of Cape Fear Bank Corporation (the “Company”). In the nine-plus years since the bank’s doors opened on June 22, 1998, the return on original shareholders investment has been very disappointing; the September 14, 2007 close of $9.10 equates to a 43.3% total return, or just 3.99% compounded annually. I imagine that original shareholders could have made a better return in a FDIC-insured CD at our bank. I believe that it is time for the Company to retain a qualified financial advisor to explore the Company’s strategic alternatives to maximize shareholder value, including a sale of the Company.
The Company continuously fails to meet the performance standards expected of maturing North Carolina based community banks. Under your stewardship, there is no connection between the financial benefits that have accrued to your very patient shareholders and the awards that management has reaped. According to the 2007 proxy statement, the Company compares itself to eleven North Carolina-based banking organizations for peer management compensation (ten of these companies have listings for their stock). Conveniently, the Company’s “peers” include North Carolina financial institutions with assets of between $400 million and $1 billion in assets. Of course, many of our “peers” are significantly larger and more complex financial institutions than us and no doubt are compensated accordingly. More disturbing, however, is the Company’s performance when compared to our “peers.” Does the Company realize how much better our “peers” have performed since 1998? I believe the chart below speaks volumes regarding most the recently available results:

	Total
	Shareholder Return
Ticker	1998- 2007	ROAA	ROAE
WBNK	107.20%	1.00	13.00%
NSBC	443.40%	.77	12.80%
NCBC	137.00%	.48	4.60%
MCFI	341.00%	1.01	15.30%
GTBS	100.10%	.71	7.95%
NCFT	318.56%	1.11	12.65%
CLBH	118.60%	.74	11.87%
CRFN	174.40%	.86	7.54%
BNCN	258.40%	.83	11.00%
ACBA	109.30%	.93	8.27%

AVERAGE	210.80%	.84	10.50%

CAPE	43.30%	.48	7.71%
Source: SNL Financial data as of September 14, 2007
As a shareholder, I find the compensation of the CEO and his management team and the rewards to the shareholders considerably out of whack. The current base salary, before bonus and stock options, of Cameron Coburn, the Company’s Chairman and CEO, of $250,000 represents a salary increase of 385%, since 1998, or 8.9 times the gain in our stock through the date of this writing. In addition, the Company executed Change in Control Agreements in January 2007, which will further reward management for poor performance at the expense of the shareholders. I cannot understand increasing the compensation and benefits of Mr. Coburn while the shareholders of the Company continue to receive no dividends and watch our stock price decline.
The Board of Directors, however, does not seem to share my alarm — even after posting consistent sub-par results. At the 2007 annual shareholders meeting, the shareholders barely approved the 2007 Omnibus Equity Plan by a 50.5%-49.5% margin. I cannot help but wonder if management was reduced to calling around to get enough votes to secure this “victory”. The Board next announced approval the 2007 Annual Cash Incentive Plan that proposes to reward management for continued poor performance. It is stunning to me that under your plan, management gets some level of bonus as long as the Company can post 2007 pre-tax income of $2,210,802 — a figure less than the 2006 net income level! To get their full bonuses, management merely needs to post $3,106,317 in 2007 pre-tax income, which, again, is below the 2006 level! I simply cannot understand why management would get its full bonuses by posting declines in ROAE, ROAA, the efficiency ratio, and even, it would seem, the stock price (amazingly, from what I can tell, the stock price performance is not part of the cash incentive calculation).
I have always been of the assumption that the purpose of performance bonuses and stock options were to align management’s interests with those of the shareholders. However, at our Company it appears that management can reap the benefits while the shareholders suffer through continuous sub-par performance.

It is possible to succeed in this business, and in the Wilmington market. We have seen it with our own eyes with Port City Capital Bank. That bank started on July 21, 2002 in Wilmington and proceeded to profitably grow and produce strong results — reaching $163.5 million in total assets in the first quarter of 2006 while posting quarterly ROAA of 1.28% and ROAE of 15.11%. Shortly thereafter, the bank was sold for $33.27 per share, representing a 30.9% compounded annual return for investors (and 3 times their initial investment in four years!).
My patience and, I imagine, the patience of many other investors has run out. I respectfully request the Board of Directors retain the services of an investment banker in order to explore strategic alternatives to maximize shareholder value, including a sale of the Company.
Please contact my attorney, Michael G. Keeley, at 214-979-3000, as soon as possible to arrange a meeting to discuss these matters.
Sincerely,
/s/ Maurice Koury
Maurice Koury

cc:	Windell Daniels Craig S. Relan Jerry D. Sellers John Davie Waggett Walter O. Winter